Mail Stop 3561

January 5, 2009

Gu Biquan, Vice President and Secretary
Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
2C, Fuxingmennan Street
Xicheng District, Beijing
THE PEOPLE'S REPUBLIC OF CHINA

      Re: Huaneng Power International, Inc.
              Form 20-F for the Year Ended December 31, 2007
              Filed April 18, 2008
              File No. 1-13314

Dear Mr. Biquan:

      We have completed our review of your Form 20-F and related filings, and we have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director

cc: Zheng Zha, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Via Facsimile